Exhibit 99.1

2018-10-31

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden October 31, 2018 – Oasmia Pharmaceutical AB (publ) (”Oasmia” or ”Company” or “Group”) on 29 November 2017, on 18 April 2018 and on 7 September 2018, issued convertible loans with total nominal amount of MSEK 28, MSEK 26 and MSEK 35.2 respectively. In total circa MSEK 26.9 of the convertible loans have during October 2018, at the request of convertible loan holders, been converted into shares. As a consequence, the total number of shares and votes in the Company have in October increased with 6,177,083 shares and votes. The share capital has increased with SEK 617,708.30.

As of 31 October 2018, the total number of shares and votes in Oasmia are 196,408,337 shares and votes. As per the same date, the share capital is SEK 19,640,833.70.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 11.45 p.m. CET on 31 October 2018.